BLACKROCK SERIES, INC.
100 Bellevue Parkway
Wilmington, DE 19809

April 29, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Delaying Amendment for BlackRock Series, Inc.
Registration Statement on Form N-14 (File No. 333-173235)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of BlackRock Series, Inc. (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-173235) relating to the proposed reorganization of BlackRock International Value Fund, a series of BlackRock International Value Trust, into BlackRock International Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on April 1, 2011 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York in the State of New York, on April 29, 2011.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me, Ben Archibald, at 212-810-3841.

Sincerely,

/s/ Ben Archibald
Ben Archibald
Assistant Secretary
BlackRock Series, Inc.